BigString Corporation

                              PROSPECTUS SUPPLEMENT

                                    Number 2

                                       to

                         Prospectus dated August 4, 2006

                                       of

                              BIGSTRING CORPORATION

                        7,600,000 Shares of Common Stock

                  --------------------------------------------


This prospectus supplement supplements the prospectus dated August 4, 2006, relating to the offer and sale by certain persons who are or may become stockholders of BigString Corporation of up to 7,600,000 shares of BigString's common stock. We are not selling any of the shares in this offering and therefore will not receive any proceeds from the offering.

This prospectus supplement is part of, and should be read in conjunction with, the prospectus dated August 4, 2006, and the prospectus supplement number 1 dated August 16, 2006, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, as previously amended and supplemented, except to the extent the information in this prospectus supplement updates and supersedes the information contained in the prospectus, as previously amended and supplemented. The primary purpose of this prospectus supplement is to notify stockholders of the hiring of Robert DeMeulemeester as BigString's new Executive Vice President, Chief Financial Officer and Treasurer.

This prospectus supplement includes the attached Current Report on Form 8-K (without exhibits), which was filed with the Securities and Exchange Commission on September 21, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered through the prospectus dated August 4, 2006, as amended and supplemented, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.


          The date of this prospectus supplement is September 26, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

                     Pursuant to Section 13 or 15 (d) of the
                         Securities Exchange Act of 1934


                Date of Report (Date of earliest event reported):


                               September 18, 2006

                             BIGSTRING CORPORATION
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)


           Delaware                     000-51661                20-0297832
--------------------------------------------------------------------------------
(State or other jurisdiction of        (Commission             (IRS Employer
        incorporation)                 File Number)          Identification No.)


 3 Harding Road, Suite F, Red Bank, New Jersey                      07701
--------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)


       Registrant's telephone number, including area code: (732) 741-2840


     ----------------------------------------------------------------------
          (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c))

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


Section 5 -  Corporate Governance and Management

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors;
---------    ------------------------------------------------------------------
             Appointment of Certain Officers; Compensatory Arrangements of
             -------------------------------------------------------------
             Certain Officers.
             ----------------

         On September 19, 2006, BigString Corporation (the "Company") announced that Robert DeMeulemeester has been named the Company's new Executive Vice President, Chief Financial Officer and Treasurer, effective September 18, 2006. Mr. DeMeulemeester replaces Todd Ross, who resigned as Chief Financial Officer and Treasurer of the Company, effective September 18, 2006, to focus on other business interests. Mr. Ross will remain on the Company's Board of Directors. A copy of the press release is attached hereto as Exhibit 99.1.
                                                ------------

         Prior to joining the Company, Mr. DeMeulemeester served as managing director and treasurer of Securities Industry Automation Corporation ("SIAC"), a New York based provider of automated information and communication systems that supports the NYSE Group, the American Stock Exchange and related affiliates. Prior to serving as managing director and treasurer of SIAC, Mr. DeMeulemeester served as managing director, CFO and controller of Sector, Inc., a New York based provider of connectivity solutions, managed services and market data content for the financial services industry. Mr. DeMeulemeester earned his MBA at Columbia University School of Business and his BS, magna cum laude, at Lehigh University.

         Mr. DeMeulemeester and the Company have entered into a letter agreement (the "Letter Agreement"), effective September 18, 2006 (the "Commencement Date"), pursuant to which the Company will employ Mr. DeMeulemeester as Executive Vice President, Chief Financial Officer and Treasurer of the Company, on an "at will" basis, whereby either the Company or Mr. DeMeulemeester can terminate his employment at any time for any reason or no reason. The Company will pay Mr. DeMeulemeester an annual base salary of $130,000, which base salary will increase to $200,000 in the event the Company participates in one or more offerings of its securities and the Company receives, in the aggregate, more than $2,000,000 in net proceeds from such offering(s). At such time, Mr. DeMeulemeester will receive a lump sum payment, subject to any withholding required by law, equal to the difference between (a) the total amount of base salary paid to him up until the date of the increase to his base salary and (b) the total amount of base salary that would have been paid to him up until the date of the increase to his base salary, if his base salary was $200,000 as of the Commencement Date.

         Mr. DeMeulemeester will also be entitled to benefits afforded to all full-time employees of the Company, including medical and dental, as applicable. Moreover, Mr. DeMeulemeester may be eligible for certain bonuses in connection with his performance, to be determined and awarded in the sole discretion of the Company's Board of Directors and Compensation Committee. Subject to Mr. DeMeulemeester being employed with the Company, the Board of Directors of the Company has also agreed to include Mr. DeMeulemeester with its other nominees for director to be acted upon by the stockholders of the Company at the Company's 2007 Annual Meeting of Stockholders.

         In connection with the Company's employment of Mr. DeMeulemeester, the Company granted him an incentive stock option (the "Incentive Option") to purchase 1,800,000 shares of the Company's common stock, par value $.0001 per share ("Common Stock"). The Incentive Option was granted under the Company's 2006 Equity Incentive Plan (the "Plan"). When vested, 400,000 shares of Common Stock subject to the Incentive Option will be eligible for purchase at the per share price equal to the Fair Market Value (as such term is defined in the Plan) of one share of Common Stock on the Commencement Date ($.24); 600,000 shares of Common Stock subject to the Incentive Option will be eligible for purchase at $.50 per share; 400,000 shares of Common Stock subject to the Incentive Option will be eligible for purchase at $.90 per share; and 400,000 shares of Common Stock subject to the Incentive Option will be eligible for purchase at $1.25 per share. The Incentive Option will vest quarterly over a three year period. The shares of Common Stock subject to the Incentive Option will vest in order of exercise price, with the shares with the lower exercise price vesting first. As provided for in the Plan, the Incentive Option will fully vest in connection with a Change of Control (as such term is defined in the Plan).

         Finally, in the event Mr. DeMeulemeester's employment is terminated by the Company for any reason other than Cause (as defined in the Letter Agreement) after the Company is in receipt of more than $2,000,000 in net proceeds as a result of one or more offerings of its securities, or if Mr. DeMeulemeester's employment is terminated by the Company or a successor entity for any reason other than Cause after or in connection with a Change of Control (as defined in the Plan), Mr. DeMeulemeester will receive a lump sum payment equal to two months of his base salary, subject to any withholding required by law, within three days of the date his employment is terminated.

         The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 10.41.
                                                            -------------

Section 9 - Financial Statements and Exhibits

         Item 9.01.     Financial Statements and Exhibits.
         ---------      ---------------------------------

             (d)        Exhibits:

             Exhibit
             Number                Description
             ------                -----------

             10.41 Letter Agreement, dated September 18, 2006, between the Company and Mr. DeMeulemeester.

             99.1 Press Release Re: Robert DeMeulemeester Named Executive Vice President, Chief Financial Officer and Treasurer of BigString Corporation.


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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 BIGSTRING CORPORATION
                                       -----------------------------------------
                                                      (Registrant)



                                       By: /s/ Darin M. Myman
                                          --------------------------------------
                                           Darin M. Myman
                                           President and Chief Executive Officer



Date:  September 21, 2006

Exhibit
Number           Description
------           -----------

10.41 Letter Agreement, dated September 18, 2006, between the Company and Mr. DeMeulemeester.

99.1 Press Release Re: Robert DeMeulemeester Named Executive Vice President, Chief Financial Officer and Treasurer of BigString Corporation.


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